April 08, 2005




Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
Washington, DC 20549-0510
Via EDGAR

Attn:             Rufus Decker
                  Accounting Branch Chief

Re:               Aearo Company I
                  Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the period ended December 31, 2004
                  File No. 333-116676

Dear Mr. Decker:

AearoCompany I (the "Company") has received the Staff's comments on the Company's Form 10-K for the fiscal year ended September 30, 2004 and its Form 10-Q for the period ending December 31, 2004. Set forth below are the Staff's comments as well as the Company's responses to each of the Staff's comments.

                 FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing

Comment 1:  Where a  comment  below  requests  additional  disclosures  or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:   Where a comment has requested  additional  disclosures or other revisions, we have provided additional disclosures that will be incorporated into future filings.

Comment 2:  In connection with responding to our comments, please  provide,  in writing, a statement from the company acknowledging that:

                The company is responsible for the adequacy and accuracy of the disclosure in their filings;

                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

                The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.



Response:   The Company  acknowledges  its  responsibility  for the adequacy and accuracy of the disclosures in our filings. We understand that changes to our disclosure in response to staff comments do not preclude the Commission from taking any action with respect to our filings. We also understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Item 8.  Financial Statements and Supplementary Data

1.  Basis of Presentation, page 40

Comment 3:  Please tell us how you determined that your trademarks and trade names have indefinite  lives.  Refer to paragraph 11 of SFAS 142.

Response:   Following is a summary of the  characteristics  that the Company considered and the events and circumstances that caused us to conclude that our trademarks have indefinite lives:

                a) The expected use of the asset by the entity.  The  Company's trademarks  are used to market our  well-recognized  brand
                   names and  include:  E-A-R(R),  AOSafety(R),   Peltor(R),
                   SafeWaze(R),   yellow  E-A-R(R)  Classic(R)  and  E-A-R
                   Specialty Composites. These brands are well known within our industry as well as our customer base. We believe our customers rely on our brand reputation when selecting personal protection products and these products have been sold under the E-A-R(R) and E-A-R(R) Specialty Composites trademarks since the early 1970s, the SafeWaze(R) trademark since the mid 1990s and the Peltor(R) and AOSafety(R) trademarks since the 1950s. The Company plans to continuously promote its brands utilizing the above trademarks and trade names as well as continue to develop and introduce new products under the above trademarks and trade names indefinitely.

                b) The  expected  use of another  asset or group of assets to which the useful life of the intangible asset may relate. The Company's trademarks are not related to and do not rely on any other asset, other than the AOSafety(R) marks which the right to its use has been conveyed via a perpetual no fee license as a result of the Company's purchase of certain assets from American Optical, that would limit the useful life of its trademarks.

                c) Any legal,  regulatory or  contractual  provisions  that may limit the useful life. The Company's trademarks and trade names are not subject to legal or regulatory provisions that would limit their useful lives. The Company maintains detailed schedules of all trademarks and trade names by category, registration date, filing date, next action date and renewal date for both U.S and international registrations.

                d) Any legal,  regulatory or contractual  provisions that enable renewal or extension without substantial costs. The Company's trademarks and trade names are not subject to legal or regulatory provisions that prevent the Company from renewing or extending the useful lives. The process of renewal is routine and the costs are nominal in both the U.S. and abroad. The Company has historically been successful in the renewal process.

                   The Company may, from time to time, defend its intellectual property rights when the Company believes that a competitor has violated such intellectual property rights. Such defenses would involve product specific trademarks and trade names and may cause temporary volatility (positive in the case of a favorable judgment and negative in the case of an unfavorable judgment) or an interruption of cash flows. In the Company's opinion, it would be remote that the Company would lose a defense to sell products under its well-known brand names. In addition, in many instances the remedy to an intellectual property dispute can be resolved with mino product modifications and cause only a minor interruption of cash flows.

                e) The effects of  obsolescence,  demand,  competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in uncertain or changing regulatory environment and expected changes in distribution channels). The Company reviews economic and market conditions for the Personal Protection Equipment ("PPE") industry and expects that the PPE market will continue to experience modest and stable growth considering the following factors:

                        Employers are increasingly aware of the rising costs of insurance and liabilities related to worker injuries and the savings that can be realized through consistent use of effective PPE.

                        Government regulations promulgated by regulatory agencies such as the Occupational Health and Safety Administration ("OSHA"), the European Committee for Standardization (CE") and the National Institute of Occupational Safety and Health ("NIOSH") that mandate the use of PPE for certain job classifications. In addition, global companies, who expand their manufacturing operations in emerging markets, are adopting safety standards in the absence of local government regulation.

                        Improvements in comfort, performance and style increase the acceptance of PPE by users. We believe that industrial users are more likely to use comfortable and stylish products, thereby increasing regulatory compliance and reducing the risk of injury. Such products are particularly important to the consumer and do it yourself ("DIY") markets.

                        PPE products are increasingly offered outside of the traditional industrial markets. Consumers now recognize the importance of safety due to the expansion of the retail DIY market.

                        The expansion of military spending and homeland security concerns has led to increased awareness and market demand for the Company's products.

                   Obsolescence is not a significant issue with regard to the nature of our products. In addition, our industry is not prone to volatility due to technological advances.

                f) The level of  maintenance expenditures required to obtain the expected future cash flows from the assets (for example, a material level of required maintenance in relation to the carrying amount of assets may suggest a very limited useful life).

                   Due to the fact that our trademarks  and trade names are well
                   established  and have been in existence  for   many decades,
                   there are minimal maintenance expenditures necessary to continue the indefinite future cash flows from these assets.

                The Company continually reviews its finite-lived and infinite-lived intangible assets for events or changes in circumstances that might indicate the carrying amount of the assets may not be recoverable.

Note 11. Commitments and Contingencies

Contingencies, page 61

Comment 4:      We have read your response to comment 17. We acknowledge  your concerns. However, we feel as though the information relating to your probable product liabilities for asbestos and silica-related claims requested below is important for readers.
                Please disclose separately for each of these types of claims the following:

                   A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims.

                   The average settlement amount for cases closed in each period.

Response:       Below is the information requested for the claims in which Aearo is named as a defendant and will be added to the MDA in future
                10-K filings:



Claims (Number of Plaintiffs) Against Aearo


------------------------- ------------ ---------------
    2003                       Silica        Asbestos
------------------------- ------------ ---------------
Number of claims at               135             563
beginning
------------------------- ------------ ---------------
Increases in number of          6,476           3,842
claims
------------------------- ------------ ---------------
Number of claims settled           13             245
------------------------- ------------ ---------------
Number of claims                  128              12
dismissed without
payment
------------------------- ------------ ---------------
Ending number of claims         6,470           4,148
------------------------- ------------ ---------------
Average settlement             $24.36          $83.24
amount for claims
settled
------------------------- ------------ ---------------
Average settlement              $2.24          $79.35
amount for claims closed
------------------------- ------------ ---------------



---------------------- ---------------- --------------
    2004                      Silica        Asbestos
---------------------- ---------------- --------------
Number of claims at              6,470         4,148
beginning
---------------------- ---------------- --------------
Increases in number              4,554           152
of claims
---------------------- ---------------- --------------
Number of claims                     0             1
settled
---------------------- ---------------- --------------
Number of claims                    22            38
dismissed without
payment
---------------------- ---------------- --------------
 Ending number of                11,002         4,261
claims
---------------------- ---------------- --------------
 Average settlement                 N/A            $0
amount for claims
closed
---------------------- ---------------- --------------
Average settlement                  $0            $0
amount for claims
closed
---------------------- ---------------- --------------



All data was provided by the law firm of Simon, Peragine, Smith and Redfearn, L.L.P., which tracks numbers of cases and settlements on behalf of the "AO Defense Group" and is believed to be materially accurate. The AO Defense
Group is a voluntary association of current and former manufacturers of the "AO Safety" brand of respirators and certain of their insurers in which Aearo participates and through which all of its settlements have been handled in the relevant years. In addition to the above claims, Aearo may agree to pay a share of the settlement in particular cases even though the company is not named as a defendant because of indemnity agreements with prior owners of the brand and/or because of allegations that Aearo has some risk of legal liability as a successor ("additional claims"). Aearo paid a total of $1,671,593 for 4,325 claims that were settled between October 1, 2002 and September 30, 2004 involving both claims where Aearo was named as a defendant and additional claims for an average of $386 per claim. In addition, Aearo may receive the benefit of releases in some additional cases settled by the AO Defense Group regardless of whether or not any claim was made against Aearo.





We trust the foregoing is responsive to the Staff's comments.



                                 Very truly yours,



                                 Aearo Company I



                                Jeffrey S. Kulka
                                Senior Vice President, Chief Financial
                                Officer and Secretary